December 7, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Rose Zukin, Attorney
Jeffrey P. Riedler, Assistant Director

Re:	Withdrawal of Registration Statement on
Form S-3 (File No. 333-145479)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Cardium Therapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-3 (File No. 333-145479), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 15, 2007 and declared effective on November 1, 2007. The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement.

The Registration Statement, as declared effective, registered the sale from time to time of up to $50,000,000 aggregate amount of the Registrant’s common stock on a continuous or delayed basis pursuant to the provisions of Rule 415 under the Securities Act. In order to increase the Registrant’s flexibility to promptly take advantage of a wider range of potential financing opportunities, the Registrant desires the ability to issue and sell a broader variety of its securities under a shelf registration statement. Accordingly, the Registrant desires to withdraw the Registration Statement and will promptly thereafter file a new registration statement on Form S-3 providing for the sale from time to time of up to $50,000,000 aggregate amount of the Registrant’s common stock, preferred stock, debt securities, warrants and units on a continuous or delayed basis pursuant to the provisions of Rule 415 under the Securities Act (the “New Registration Statement”).

The Registrant respectfully requests that the Commission (i) grant this application for withdrawal of the Registration Statement and (ii) issue an order to be included in the file for the Registration Statement to the effect that the Registration Statement has been withdrawn upon request of the Company, with the Commission consenting thereto.

The Registrant hereby further requests, in accordance with Rule 457(p) of the Securities Act of 1933, that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for further use. It is the Registrant’s understanding that the Registrant’s application for withdrawal will be deemed granted at the time of the submission of this application and that the filing fees paid by the Registrant in connection with the Registration Statement will be available to apply to the filing fees payable in respect of the New Registration Statement.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Cardium Therapeutics, Inc., 3611 Valley Centre Drive, Suite 525, San Diego, California 92130, facsimile number (858) 436-1011, with a copy to the Company’s counsel, Fisher Thurber, LLP, Attn: David A. Fisher, 4225 Executive Square, Suite 1600, La Jolla, California 92037, facsimile number (858) 535-1616.

If you have any questions with respect to this matter, please contact Gregory F. Brucia of Fisher Thurber at (858) 535-2450.

Very truly yours, CARDIUM THERAPEUTICS, INC.

By:	/s/ Tyler M. Dylan
Name:	Tyler M. Dylan
Title:	Chief Business Officer